LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2020	rlipsher@luselaw.com

Via Edgar

April 14, 2014

David L. Orlic, Esq.

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Poage Bankshares, Inc. File No. 001-35295
Supplemental	Soliciting Materials on Schedule 14A, Filed April 8, 2014
Response	to SEC Comments

Dear Mr. Orlic:

On behalf of Poage Bankshares, Inc. (the “Company”), we are responding to your letter dated April 9, 2014, regarding the supplemental soliciting materials filed by the Company on April 8, 2014. Set forth below are the comments set forth in your April 9 letter, followed by the Company’s responses to the comments.

Proxy Statement

Supplemental Soliciting Materials Filed on April 8, 2014

1.	In future filings, please refrain from making statements similar to the following without providing a proper factual foundation. Support should be self-evident, disclosed in the solicitation materials, or provided to the staff on a supplemental basis. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express. To the extent the filing persons are unable to provide adequate support, please refrain from including such statements in future soliciting materials.

LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

David L. Orlic, Esq.

April 14, 2014

•	“[y]our Board of Directors has produced over a 40% total return to stockholders since our inception as a public company…;” and

•	the implication that the Stilwell Group is “attacking [the] Board of Directors and management.”

Response: In future filings, the Company will comply with the staff’s comment.

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or if you require any additional information, please feel free to call the undersigned at (202) 274-2020, or Kip Weissman at (202) 274-2029.

Sincerely,

/s/ Robert Lipsher

Robert Lipsher

cc:	David Lin, Esq.
Geoff Kruczek, Esq.
Mr. Ralph E. Coffman, Jr.
Kip A. Weissman, Esq.
Adam Wheeler, Esq.